Exhibit 21

Subsidiaries of Highlands Bankshares, Inc.

Name of Subsidiary	State of Incorporation

Highlands Union Bank	Virginia

Subsidiaries of Highlands Union Bank

Name of Subsidiary	State of Incorporation

Highlands Union Financial Services, Inc.	Virginia
Highlands Union Insurance Services, Inc.	Virginia
Blue Ridge Hospitality, LLC	Virginia
Russell Road Properties, LLC	Virginia